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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )(1)


                                    TNPC Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87260K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               November 30, 2000

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87260K107                    13G                     Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ONTARIO TEACHERS' PENSION PLAN BOARD

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           8,229,708
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          N/A
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         8,229,708
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            N/A
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,229,708

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A                                                               [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.9%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     E.P.

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           Schedule to Ontario Teachers' Pension Plan Board 13G Filing
                                  Re: TNPC Inc.

Item 1: Issuer

(a)  ISSUER: This statement relates to the issuer TNPC Inc. (the "Corporation").

(b) ADDRESS OF ISSUER: The principal executive offices of the Corporation are located at 10 Glenville Street, Greenwich, Connecticut, United States, 06831

Item 2: Person Filing and Securities Statement Being Filed in Respect Of

(a) PERSON FILING: This statement is being filed by the Ontario Teachers' Pension Plan Board (the "Board").

(b) ADDRESS: The business address of the Board is 5650 Yonge Street, Suite 500, Toronto, Ontario, Canada, M2M 4H5.

(c) CITIZENSHIP: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.

(d) TITLE OF CLASS OF SECURITIES: This statement relates to Common Stock of the Corporation.

(e)  CUSIP NUMBER: The shares are identified by CUSIP Number 87260K107.


Item 3:  Authority Pursuant to which Statement Being Filed

The Board is filing this statement pursuant to the "no-action" relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission in a letter dated May 6, 1992.

Item 4: Ownership

(a)  AMOUNT BENEFICIALLY OWNED: as of November 30, 2000: 8,229,708

(b)  PERCENT OF CLASS: 12.9%

(c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

I.       Sole power to vote or direct the vote:  8,229,708
II.      Shared power to vote or direct the vote: NIL
III.     Sole power to dispose or direct the disposition: 8,229,708
IV.      Shared power to dispose or to direct the disposition: NIL


Item 5:  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6:  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable.


Item 8:  Identification and Classification of Members of the Group

         Not Applicable.

Item 9:  Notice of Dissolution of Group

         Not Applicable

Item 10:  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 December 7, 2000



                                 /s/ Roger Barton
                                 ---------------------------------------------
                                 Roger Barton
                                 Vice President, General Counsel and Secretary